SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. __)*

Ocean Electric Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

674811-10-4
(CUSIP Number)

With a copy to: Arch Capital Ventures Ltd. 71-75 Shelton Street London WC2H 9JQ, England T +44 20 3529 6880	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue, 40th Floor New York, NY 10022 (212) 816-8614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arch Capital Ventures
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* Co

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 3 of 6 Pages

Item 1.

Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Ocean Electric Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is 112 North Curry Street Carson City, Nevada 89703.

Item 2.

Identity and Background.

(a)

Arch Capital Ventures, Inc. is reporting on its ownership the Common Stock in this Schedule 13D (“Shares”).

(b)

The Reporting Person is a company, formed under the laws of the United Kingdom.  The Reporting Person’s business address is 71-75 Shelton Street, London WC2H 9JQ, England, UK. The principal officer is Mr. Fabrizio Valerii, who holds the position of managing director.

(c)

The Reporting Person is a business consulting company, with a focus on emerging and smaller cap companies, offering services in connection with corporate reorganization, funding structures, professional referrals, business plan development and documentation, and branding.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a corporation formed under the laws of the United Kingdom.

Item 3.

Source and Amount of Funds and Other Consideration.

The Shares being reported on, which comprises 5,500,000 shares of common stock of the Issuer, were issued as compensation for services by the Issuer under a service contract.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 4 of 6 Pages

Item 4.

Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes.  The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, does not have any plans or proposals which would result in:

(a)

The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties, and may take action to realize a return on the shares;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except in connection with its consulting services which may include a recommendation to reorganize the corporate structure of the Issuer;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, except in connection with its consulting services which may include a recommendation to dispose or acquire assets;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, except in connection with its consulting services which may include a recommendation to change the composition of the board or increase its size, including in connection with corporate restructuring and changes in the capitalization of the Issuer;

(e)

Any material change in the present capitalization or dividend policy of the Issuer, except in connection with its services;

(f)

Any other material change in the Issuer’s business or corporate structure, except in connection with its services;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those actions enumerated above, except in connection with its services.

Item 5.

Interest in Securities of the Issuer.

As of January 19, 2015, the Reporting Person beneficially owned 5,500,000 shares of the Issuer’s Common Stock representing approximately 8.1% of the shares of the Issuer’s Common Stock issued and outstanding as of such date. The percentage is based on 67,834,810 shares issued and outstanding of the Issuer.

In the past 60 days, the Reporting Person has not traded any of his shares of Common Stock.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 5 of 6 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person entered into a service agreement on January 19, 2015, which includes providing services in connection with corporate reorganization, funding structures, business plan development and documentation, and branding, all of which will be directed to helping the Issuer develop a business plan to deploy its energy production systems based on ocean wave motion and a corporate structure and public presence to aid in the funding and implementation of its business plan and brand development.

Item 7.

Material to be Filed as Exhibits.

Consulting Agreement, dated as of January 19, 2015, by and between Ocean Electric Inc. and Arch Capital Venture Ltd., incorporated by reference from Exhibit 10.1, filed with the Securities and Exchange Commission as part of the Current Report of the Issuer on January 21, 2015.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2015

/s/ Fabrizio Valerii
Fabrizio Valerii, Director